SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 3, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2525B	August 1, 2007
2.	Regulatory News Service Notice	2097B	July 31, 2007
3.	Regulatory News Service Notice	1476B	July 31, 2007

07025944

SUPPL

B

dw 8/14

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/01/07 07:01 AM

To "eleanor.besserman@el. <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Blocklisting Interim Review

This Email Alert service is brought to you by Elementis

RNS Number:2525B
Elementis PLC
01 August 2007

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2007

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 February 2007 to 31 July 2007

4. Balance under scheme from previous return

-

5. Number of shares issued / allotted under scheme during period:

253,510

6. Balance under scheme not yet issued / allotted at end of period

6,218,567

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,173,893

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2007

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 February 2007 to 31 July 2007

4. Balance under scheme from previous return

-

5. Number of shares issued / allotted under scheme during period:

1,252,153

6. Balance under scheme not yet issued / allotted at end of period

2,123,937

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,173,893

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2007

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 February 2007 to 31 July 2007

4. Balance under scheme from previous return

-

5. Number of shares issued / allotted under scheme during period:

1,195,515

6. Balance under scheme not yet issued / allotted at end of period

283,750

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,173,893

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 August 2007

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 February 2007 to 31 July 2007

4. Balance under scheme from previous return

-

5. Number of shares issued / allotted under scheme during period:

1,615,186

6. Balance under scheme not yet issued / allotted at end of period

1,103,047

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,173,893

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

END
BLRRBMFTMMAJBJR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

07/31/07 08:38 AM

To "eleanor.besserman@ele <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:2097B
Elementis PLC
31 July 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 446,173,893 ordinary shares of 5p each at 31 July 2007. The Company holds no such ordinary shares as treasury shares.

The above figure (446,173,893) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

31 July 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVROKDKBNBKDFON

SEC File No. 82-34751

31 July 2007

RNS NUMBER: 1476B

ELEMENTIS plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

Elementis plc, a Global Specialty Chemicals Company, announces its results for the six months ended 30 June 2007.

HIGHLIGHTS

- Underlying sales up 5 per cent (adjusted for currency and exited plant capacity).
  - Good demand in most key markets.
- Operating profit up 26 per cent.
  - Specialty Products operating margin increased to 21 per cent (15 per cent in 2006).
  - Includes one-time energy rebate of £1.4 million in Chromium.
- Earnings per share 4.2 pence, up 31 per cent (22 per cent excluding energy rebate).
- Net debt reduced by £14.9 million since the end of 2006, to £85.7 million.
- Dividend increased to 1.3 pence (up 8 per cent).

Financial Summary

	2007	2006
Sales*	**£197.7m**	£210.9m
Operating profit*	**£22.8m**	£18.1m
Profit before tax*	**£19.6m**	£14.4m
Diluted earnings per share*	**4.2p**	3.2p
Dividend per share to shareholders	**1.3p**	1.2p

* Including the results of the Pigments business, classified as discontinued.

Commenting on the results, Group Chief Executive, David Dutro said:

"We are pleased to report the continued improvement in the Group's performance. Demand in most of our key markets was positive which enabled us to grow our underlying sales by 5 per cent, and by maintaining our focus on operating efficiencies Elementis has increased both earnings and cash flow during the first half of 2007.

Specialty Products' operating margins increased from 15 to 21 per cent, reflecting the inherent quality of this business, and underlying sales improved by 4 per cent with good growth in Oilfield and European and Asia Pacific coatings sectors.

Chromium experienced robust demand for chromic acid, and chrome oxide sales benefited from improved demand in North America and Europe following recent structural tax changes in China. The operating result of £7.5 million included the benefit of a one-time energy rebate of £1.4 million; otherwise the result reflected a consistent performance compared to last year.

In May 2007 we signed an agreement with Rockwood Holdings to sell our Pigments business for US$140 million. The transaction is subject to regulatory approvals, including a filing under the Hart-Scott-Rodino Act in the United States, and is expected to close before the end of 2007. In the first half of 2007 the business delivered a similar result to the previous year in challenging market conditions.

Our Surfactants business made a slower start but demand improved toward the end of the first half of the year and should continue into the second half.

Overall market dynamics have been positive for the Group in the first half of 2007 and we expect this trend to continue into the second half of the year. Our main priorities for the second half will be a continued focus on driving profitable growth in Specialty Products, stable progress in Chromium and the successful closing of the Pigments transaction."

– Ends –

Enquiries

Elementis plc David Dutro, Group Chief Executive Brian Taylorson, Finance Director	Tel: +44 (0) 20 7408 9300
Financial Dynamics Andrew Dowler Greg Quine	Tel: +44 (0) 20 7831 3113

Chairman's Statement

I am pleased to report that Elementis has continued to make good progress by further improving operating performance and reducing debt through positive operating cash flow. In addition, the Group made an important strategic step in May this year when it announced that it had agreed to sell its global Pigments business to Rockwood Holdings for US$140 million. This was the result of an unsolicited offer from Rockwood that the Board considered to be an appropriate value for the business, which has made good progress following the successful completion of its China manufacturing base. The transaction is subject to regulatory approvals, including a filing under the Hart-Scott-Rodino Act in the United States, and is expected to close before the end of 2007. Proceeds from the sale will initially be used to reduce net borrowings, but the Board is reviewing other potential uses and will provide an update before completion.

Results

Operating profit increased by 26 per cent in the first half of 2007 to £22.8 million. Almost all of the increase was from the Specialty Products business where operating margins improved to 21 per cent in the current period versus 15 per cent in the first half of 2006. This is particularly pleasing as it demonstrates the inherent quality of this business, which is being restored through the efforts of David Dutro and his management team. Consistent with our strategy of reducing earnings volatility in the Chromium business, operating profit for the first half of 2007 was £7.5 million compared to £6.0 million in the same period last year, with the current period benefiting from a one time energy rebate in the United States of £1.4 million. Operating profit for Pigments was in line with previous year, while Surfactants started more slowly than expected but improved towards the end of the first half.

Revenue for the first half of 2007 was £197.7 million which, after adjusting for currency movements and the effect of closing part of the Chromium manufacturing facility in 2006, represents an increase of 5 per cent compared to the previous year. On the same basis, Specialty Products and Chromium showed good growth on increased volumes, while Pigments' sales were slightly lower than last year due to the recent slowdown in the US housing market. Surfactants' sales were similar to last year.

Diluted earnings per share was 4.2 pence for the first half of 2007, an increase of 31 per cent over the previous year, and the Group's net debt level has fallen by £14.9 million since the end of 2006 demonstrating the ability that our businesses have to convert operating profit into cash.

Dividend

The Board is declaring an interim dividend of 1.3 pence per share compared with 1.2 pence at this time last year. The Board intends to progress dividend payments as earnings performance permits.

The Board

At the Company's Annual General Meeting in April this year Edward Bramson announced his decision to step down from the Board. As I commented in my statement in April, we thank Edward for his excellent contribution to the Board and wish him success in his future endeavours.

Environmental, Health and Safety

Our performance in this area has continued to be of a high standard, with only one employee incident recorded in the current period under review which required three days or more away from work. However the Group is not complacent in this important area of our business and will continue to strive for the highest standards.

Current trading and outlook

Overall market dynamics have been positive for the Group in the first half of 2007 and we expect this trend to continue into the second half of the year. Our main priorities for the second half will be a continued focus on driving profitable growth in Specialty Products, stable progress in Chromium and the successful closing of the Pigments sale transaction.

Robert Beeston
Chairman
31 July 2007

Business review

for the six months ended 30 June 2007

Revenue

	Revenue 2006 £million	Effect of exchange rates £million	Partial closure of UK Chromium £million	Increase/ (decrease) 2007 £million	**Revenue 2007 £million**
Specialty Products	76.8	(5.4)	-	2.8	**74.2**
Surfactants	24.7	(1.0)	-	0.8	**24.5**
Chromium	61.9	(5.2)	(7.0)	7.5	**57.2**
Inter-segment	(3.2)	-	-	0.3	**(2.9)**
Continuing operations	160.2	(11.6)	(7.0)	11.4	**153.0**
Pigments	50.7	(3.7)	-	(2.3)	**44.7**
	210.9	(15.3)	(7.0)	9.1	**197.7**

Group results

Group revenue from continuing operations was £153.0 million in the first half of 2007 which, after adjusting for currency effects and the closure of part of the UK Chromium facility in March 2006, represents an increase of 8 per cent over the previous period. All three businesses showed an increase on this basis. Market trends were generally positive for the businesses with good demand in most regions except for the North American coatings and construction markets which were impacted by the slowdown in US housing. Volumes were higher in Chromium and Specialty Products but lower in Surfactants due to the product optimisation program in that business. Pricing was also increased in all three businesses when compared to the previous period. Revenue including discontinued operations was £197.7 million (2006: £210.9 million) which is 5 per cent higher than prior period after making the same adjustments.

Operating profit from continuing operations before exceptional items increased by 33 per cent to £20.1 million (2006: £15.1 million). Specialty Products was the main driver of the increase, while Chromium benefited from a one time energy rebate of £1.4 million. Excluding this, energy costs across the businesses were relatively flat versus the prior period due to more stable markets and the impact of hedging approximately 70 per cent of total energy costs. The results also include the benefit of £2.1 million (2006: £0.6 million) from the currency hedging program where approximately 80 per cent of the main exposures have been fixed for 2007, with most of the benefit falling in Specialties and Chromium. As a result of the hedging program the net effect of currency movements on operating profit for the first half of 2007 was minimal when compared to the previous period. Operating profit including discontinued operations increased by 26 per cent in the first half of 2007 to £22.8 million (2006: £18.1 million).

Net borrowings have reduced by £24.0 million since 30 June 2006 and by £14.9 million in the period.

Elementis Specialty Products

Demand for rheological products in the first half of 2007, which represent around 70 per cent of total sales, was good in all major sectors with the exception of North American coatings which felt the impact of the slowdown in the US housing market. Sales volumes of coatings in Europe and Asia Pacific were strong, more than offsetting the softer US demand. Sales to construction, personal care and oilfield segments globally were ahead of 2006 levels. In addition, the new management team has been working on further improving the operating performance of the business and new product development. As a result operating margins have improved from 15 per cent in the first half of 2006 to around 21 per cent in the current period and new products, including a range of colourant stability additives, are currently being tested in the market.

Sales for the first half of 2007 were £74.2 million versus £76.8 million in the previous year, and currency movements reduced sales by £5.4 million. Excluding these currency effects sales increased by 4 per cent mainly due to improved volumes but also from improved selling prices. Sales volumes to the coatings sector increased by 7 per cent, despite slower demand in North America, and oilfield volumes increased by 8 per cent. In the oilfield sector, the current high levels of drilling activity are a positive influence, but also new drilling techniques for adverse conditions are providing opportunities for new applications of premium organoclays. In other sectors, construction sales volumes improved by 3 per cent with strong growth in Europe and Asia Pacific offsetting reduced demand in North America, which is a trend that was also evident in personal care as both sectors continued to benefit from the unique properties of hectorite clay. Sales also benefited from improved pricing as a result of across the board increases at the end of 2006. Relatively higher coatings sales in Europe and Asia Pacific in the first half of 2007 softened the impact of these increases as margins are slightly lower in these regions compared to North America.

Operating profit for the six months ended 30 June **£million**	**Operating profit**	**Exceptional items**	**2007 Adjusted operating profit**	Operating profit	Exceptional items	2006 Adjusted operating profit
Specialty Products	**15.3**	**-**	**15.3**	10.7	1.1	11.8
Surfactants	**0.5**	**-**	**0.5**	0.1	0.3	0.4
Chromium	**7.5**	**-**	**7.5**	6.4	(0.4)	6.0
Central costs	**(3.2)**	**-**	**(3.2)**	(3.1)	-	(3.1)
Continuing operations	**20.1**	**-**	**20.1**	14.1	1.0	15.1
Pigments	**2.7**	**-**	**2.7**	4.0	(1.0)	3.0
	22.8	**-**	**22.8**	18.1	-	18.1

Operating profit before exceptional items was £15.3 million in the first half of 2007 compared to £11.8 million in the same period last year, representing an increase of 30 per cent with no material currency effect year on year. Approximately half of this improvement came from the increased sales with the balance coming from structural cost improvements, especially in selling, general and administration.

Elementis Surfactants

In the first half of 2007 the Surfactants business has continued to focus on optimising its product mix by exiting low margin business and improving operating efficiencies. Progress has been made, although sales to the oilfield sector started the year more slowly than anticipated due to initial delays in some drilling projects, but improved towards the end of the first half. Sales for the first half of 2007 were £24.5 million; similar to the same period last year, but 3 per cent higher after adjusting for currency movements. Volumes were 12 per cent lower than the previous period due to the sales optimisation process and the slower start to the oilfield sales, but this was more than offset by positive improvements in pricing as a result of price increases introduced at the end of 2006.

Operating profit before exceptional items was similar to the same period last year at £0.5 million, with higher selling prices compensating for increases in raw materials.

Elementis Chromium

As part of the Chromium business strategy, several steps have been taken to help reduce earnings volatility. These include more hedging of currency and energy costs, better optimisation of production capacity and a greater focus on sustainable sales. These steps have contributed to the operating profit before exceptional items in the first half of 2007 being at a similar level to the previous year before taking account of one time items. In addition, after a slower start, demand for chromium products during the first half of 2007 has been positive overall. Changes in Chinese tax regulations affecting chrome metal and other basic materials, since the beginning of the year, have helped create additional demand for chrome oxide in North America and Europe. This momentum is likely to continue into the second half of the year resulting in the announcement of price increases with effect from July.

Sales for the first half of 2007 were £57.2 million versus £61.9 million in the same period last year. The closure of part of the Eaglescliffe, UK plant in March 2006 reduced sales by approximately £7.0 million and currency movements by a further £5.0 million. Excluding these two items sales increased by 16 per cent with increased volumes being the main contributor. Chromic acid sales volumes manufactured in the US increased by 46 per cent as product exited due to the closure of the UK plant was largely replaced with US product, but sales were also positively impacted by strong demand from Latin America and China. Sales volumes of chrome oxide increased by 31 per cent largely due to the tax changes in China. Chrome sulphate sales volumes for leather tanning increased by 5 per cent as a result of good demand from leather tanneries, while sales volumes of sodium dichromate were 12 per cent lower as production was optimised to produce higher margin products in response to the stronger demand. Pricing was flat overall due to the increased demand coming later in the first half of 2007, but this is being addressed in the second half of the year.

Operating profit before exceptional items in the first half of 2007 was £7.5 million compared to £6.0 million in the same period last year. Currency had no net effect versus last year, but the business benefited from a one time rebate of energy costs in the US as a result of an electricity industry reorganisation by the State of Texas, and amounted to £1.4 million. Otherwise energy costs were similar to the previous year and raw material inflation was offset by the increase in sales. The impact of the UK plant closure on the year on year comparison of operating profit was largely neutral, with lost sales volumes being offset by a reduction in fixed costs.

Elementis Pigments

A challenging market environment for Pigments driven by the recent slowdown in the US housing market impacted sales to both the US coatings and construction markets, which together account for almost 50 per cent of total sales. Despite this down turn the business was able to achieve an operating profit similar to the previous year through disciplined cost management and innovative marketing, including the launch of a new Ready Mix product into the construction market. This product offering provides enhanced processing capabilities to our customers, and established more than ten new accounts during the first half of 2007.

Sales in Pigments were 12 per cent lower in the first half of 2007 at £44.7 million when compared to the same period last year. Currency movements reduced reported sales by 7 per cent, while volumes were 6 per cent lower. Sales volumes in coatings and chemical applications were up 15 per cent in Asia Pacific which partly offset lower volumes in both North America and Europe. Price increases of between 3 and 5 per cent were implemented at selected accounts. In the construction sector volumes were lower in most regions. Sales of driers in Europe made good progress with volumes up 3 per cent over the previous year.

Operating profit before exceptional items was £2.7 million for the first half of 2007, which is £0.3 million lower than the previous year, as cost efficiencies partly offset the effects of the lower sales volumes.

Net finance costs

Net finance costs on continuing operations were £0.4 million lower than for the six months ended 30 June 2006. Lower average borrowings, partly offset by higher interest rates, reduced net finance costs by £0.3 million and the balance was due to increased finance income on pension funds. Interest cover, the ratio of operating profit before exceptional items to interest on net borrowings, was 5.2 times (2006: 3.9 times).

Taxation

The Group's tax charge on profit before exceptional items was 5.0 per cent (2006: 1.3 per cent). This is lower than the standard rate for UK Corporation tax primarily because the Group benefits from a tax deduction in the US in respect of goodwill amortisation.

Earnings per share

Basic and diluted earnings per share increased by 31 per cent to 4.2 pence (2006: 3.2 pence) in the period. This includes 0.3 pence (2006: nil) in respect of an energy refund to the Chromium business. From continuing operations, basic earnings per share before exceptional items was 3.7 pence (2006: 2.7 pence) and the diluted equivalent figure was 3.7 pence (2006: 2.6 pence).

Cash flow

The cash flow is summarised below:

	30 June 2007 £million	30 June 2006 £million
Earnings before interest, tax, exceptionals, depreciation and amortisation (Ebitda)	**29.9**	25.4
Change in working capital	**(2.7)**	(16.5)
Pension	**(1.5)**	(1.6)
Interest and tax	**(4.8)**	(4.2)
Restructuring	**(1.0)**	(8.1)
Other	**1.6**	0.1
Capital expenditure	**(3.2)**	(5.0)
	18.3	(9.9)
Distribution to shareholders	**(5.3)**	(4.8)
Currency fluctuations	**1.9**	4.4
	14.9	(10.3)
Net borrowings at start of period	**(100.6)**	(99.4)
Net borrowings at end of period	**(85.7)**	(109.7)

In the first half of 2007 the Group reduced borrowings by £14.9 million (2006: increase of £10.3 million) and, at the period end, net borrowings were £24.0 million lower than at 30 June 2006. During the first half, Ebitda increased by 18 per cent above the comparative period, which increased cash flow by £4.5 million. Working capital outflows, which typically increase in the first six months due to seasonal factors, were £13.8 million lower than 2006. This was partly due to a strategic build of inventory in the second half of 2006 and as a result inventory decreased by £1.1 million in the first six months of 2007 (2006: increase of £6.8 million). In addition, cash outflows to suppliers were £8.1 million better than previous year due to more efficient management of payments which increased creditors days by 3 days compared to June 2006. The other main positive variance

compared to prior period was a £7.1 million reduction in restructuring spend as the programmes implemented in 2005 and 2006 are now virtually complete.

Balance sheet

	30 June 2007 £million	30 June 2006 £million
Tangible fixed assets	**96.9**	130.4
Other net assets	**199.1**	166.7
	296.0	297.1
Equity	**210.3**	187.4
Net borrowings	**85.7**	109.7
	296.0	297.1
Gearing[1]	**29%**	37%

[1] the ratio of net borrowings to equity attributable to parent plus net borrowings

Tangible fixed assets are £33.5 million lower than 30 June 2006 because the assets and liabilties of the Pigments division have been reclassified as 'held for sale'. Other net assets have increased as a consequence. Equity has increased by £22.9 million since 30 June 2006, primarily due to retained earnings of £26.1 million. Currency differences on translation of foreign operations reduced equity by £14.2 million, but this has been partly offset by actuarial gains on pension schemes of £8.9 million and other credits to equity of £2.1 million. Gearing was reduced to 29 per cent (2006: 37 per cent) at the end of June 2007.

The main sterling currency exchange rates in the period were:

	2007 30 June	**2007 Average**	2006 30 June	2006 Average
US dollar	2.01	1.97	1.85	1.79
Euro	1.45	1.45	1.45	1.45

The majority of the Group's assets are denominated in US dollars and the weaker US dollar has reduced equity by £14.2 million in the last twelve months. Elementis uses dollar and euro borrowings to mitigate the currency translation exposure on its assets denominated in foreign currencies, subject to the provisions of IAS 39 in respect of hedge accounting. Profits of overseas operations are translated at average rates in each period and the average US dollar rate has weakened by 9 per cent against sterling in the first half of 2007. Forward contracts taken out in 2005 and 2006 have reduced the impact of the dollar weakness on the reported results in the period ended 30 June 2007.

David Dutro
Chief Executive Officer
31 July 2007

Brian Taylorson
Finance Director
31 July 2007

Consolidated income statement

for the six months ended 30 June 2007

	Note	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Continuing operations				
Revenue	3	**153.0**	160.2	302.0
Cost of sales		**(101.5)**	(106.9)	(203.1)
Gross profit		**51.5**	53.3	98.9
Distribution costs		**(20.5)**	(24.3)	(43.5)
Administrative expenses		**(10.9)**	(13.9)	(21.9)
Operating profit before exceptional items		**20.1**	15.1	31.5
Exceptional items		**-**	(1.0)	2.0
Operating profit	3	**20.1**	14.1	33.5
Finance income	4	**1.2**	1.1	1.9
Finance costs	5	**(4.1)**	(4.4)	(8.6)
Profit before tax and exceptional items		**17.2**	11.8	24.8
Exceptional items		**-**	(1.0)	2.0
Profit before income tax	3	**17.2**	10.8	26.8
Tax	8	**(0.9)**	(0.1)	(0.9)
Profit from continuing operations		**16.3**	10.7	25.9
Discontinued operation				
Post tax profit from discontinued operation	7	**2.3**	3.5	5.8
Profit for the period		**18.6**	14.2	31.7
Attributable to:				
Equity holders of the parent		**18.6**	14.1	31.6
Minority interests		**-**	0.1	0.1
		18.6	14.2	31.7
Earnings per share				
From continuing and discontinued operations				
Basic (pence)	9	**4.2**	3.2	7.1
Diluted (pence)	9	**4.2**	3.2	7.0
From continuing operations				
Basic (pence)	9	**3.7**	2.7	5.9
Diluted (pence)	9	**3.7**	2.6	5.8

Consolidated statement of recognised income and expense

for the six months ended 30 June 2007

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Exchange differences on translation of foreign operations	**(2.5)**	(11.7)	(23.0)
Actuarial gain/(loss) on pension and other post retirement schemes	**-**	-	8.6
(Loss)/gain on cash flow hedges	**(1.3)**	0.6	1.9
Net (expense)/income recognised in equity	**(3.8)**	(11.1)	(12.5)
Profit for the period	**18.6**	14.2	31.7
Total recognised income and expense for the period	**14.8**	3.1	19.2
Attributable to:			
Equity holders of the parent	**14.8**	3.0	19.1
Minority interests	**-**	0.1	0.1
	14.8	3.1	19.2

Consolidated balance sheet

at 30 June 2007

	Note	**2007 30 June £million**	2006 30 June £million	2006 31 December £million
Non-current assets				
Goodwill and other intangible assets		**146.6**	159.8	151.6
Property, plant and equipment		**96.9**	130.4	126.1
Interests in associates and other investments		**0.6**	3.2	1.7
Deferred tax assets		**6.4**	11.2	7.3
Total non-current assets		**250.5**	304.6	286.7
Current assets				
Inventories		**47.2**	70.8	67.7
Trade and other receivables		**57.1**	77.5	73.1
Cash and cash equivalents		**17.4**	19.1	14.5
Current assets		**121.7**	167.4	155.3
Non-current assets classified as held for sale	7	**64.9**	-	-
Total current assets		**186.6**	167.4	155.3
Total assets		**437.1**	472.0	442.0
Current liabilities				
Bank overdrafts and loans		**(0.7)**	(128.8)	(0.7)
Trade and other payables		**(51.5)**	(62.7)	(61.8)
Current tax liabilities		**(2.4)**	(6.7)	(3.3)
Provisions		**(1.6)**	(5.2)	(2.4)
Current liabilities		**(56.2)**	(203.4)	(68.2)
Liabilities associated with non-current assets classified as held for sale	7	**(14.5)**	-	-
Total current liabilities		**(70.7)**	(203.4)	(68.2)
Non-current liabilities				
Loans and borrowings		**(102.4)**	-	(114.4)
Retirement benefit obligations		**(34.3)**	(55.8)	(37.3)
Provisions		**(16.3)**	(21.3)	(19.0)
Government grants		**(1.5)**	(2.4)	(2.2)
Total non-current liabilities		**(154.5)**	(79.5)	(172.9)
Total liabilities		**(225.2)**	(282.9)	(241.1)
Net assets		**211.9**	189.1	200.9
Equity				
Share capital		**22.2**	22.0	22.1
Share premium		**5.0**	2.6	3.6
Other reserves		**67.8**	78.8	71.0
Retained earnings		**115.3**	84.0	102.6
Equity attributable to equity holders of the parent	12	**210.3**	187.4	199.3
Minority equity interests		**1.6**	1.7	1.6
Total equity and reserves		**211.9**	189.1	200.9

Consolidated cash flow statement

for the six months ended 30 June 2007

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Operating activities:			
Profit for the period	**18.6**	14.2	31.7
Adjustments for:			
Finance income	**(1.2)**	(1.1)	(0.2)
Finance costs	**4.4**	4.8	7.7
Tax	**1.0**	0.2	1.4
Depreciation and amortisation	**7.1**	7.3	14.8
Decrease in provisions	**-**	(0.5)	(2.2)
Pension contributions net of current service cost	**(1.5)**	(1.6)	(7.8)
Share based payments	**0.5**	0.4	0.9
Exceptional items charged less cash outflow	**(1.0)**	(8.1)	(13.8)
Operating cash flows before movements in working capital	**27.9**	15.6	32.5
Decrease/(increase) in inventories	**1.1**	(6.8)	(9.8)
Increase in trade and other receivables	**(4.7)**	(2.5)	(1.6)
Increase/(decrease) in trade and other payables	**0.9**	(7.2)	(1.6)
Cash generated by operations	**25.2**	(0.9)	19.5
Income taxes paid	**(1.2)**	(0.3)	(0.7)
Interest paid	**(3.6)**	(4.1)	(8.3)
Net cash flow from operating activities	**20.4**	(5.3)	10.5
Investing activities:			
Interest received	**0.1**	0.2	0.3
Purchase of property, plant and equipment	**(3.2)**	(5.0)	(13.2)
Proceeds from sale of property, plant and equipment	**0.1**	1.2	1.5
Acquisition of business	**(0.6)**	-	-
Disposal of businesses	**0.5**	-	1.4
Net cash used in investing activities	**(3.1)**	(3.6)	(10.0)
Financing activities:			
Issue of shares	**1.6**	0.9	2.0
Redemption of B shares	**-**	-	(2.1)
Purchase of own shares	**(0.6)**	(1.9)	(2.4)
Dividends paid	**(5.3)**	(4.8)	(10.1)
(Decrease)/increase in borrowings repayable after one year	**(9.9)**	25.4	17.9
Net cash(used in)/from financing activities	**(14.2)**	19.6	5.3
Net increase in cash and cash equivalents	**3.1**	10.7	5.8
Cash and cash equivalents at beginning of period	**13.8**	8.4	8.4
Foreign exchange on cash and cash equivalents	**(0.2)**	(0.5)	(0.4)
Cash and cash equivalents at end of period	**16.7**	18.6	13.8

Notes to the interim financial statements

for the six months ended 30 June 2007

1 General Information

Elementis plc ('the Company) and its subsidiaries (together, 'the Group') manufactures specialty chemicals. The Group has operations in the US, UK, the Netherlands and China. On 11 May 2007, the Group announced the sale of its global Pigments business subject to regulatory approvals. This business has been classified as a discontinued operation and comparatives have been restated in accordance with IFRS 5. The assets and liabilities of the Pigments have been classified as a 'held for sale' in the balance sheet at 30 June 2007. Balance sheet comparatives are not restated under IFRS 5. In addition, the Group has restated its segment reporting to provide greater clarity of the underlying performance of its business units and now discloses financial information separately for Specialty Products and Surfactants. The Company is a limited liability company incorporated and domiciled in the UK. The Company has its primary listing on the London Stock Exchange.

The financial information for the first six months of 2007 and 2006, which is unaudited but has been reviewed by the Company's auditor, does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, and is presented on the basis of accounting policies set out in the financial statements of Elementis plc for the year ended 31 December 2006. This interim financial information was approved for issue on 31 July 2007.

The comparative figures for the year ended 31 December 2006 are not the Company's statutory accounts for that financial year. Those accounts, which were prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU (adopted IFRS), have been reported on by the Company's auditor and delivered to the Registrar of Companies. The auditor's report was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

2 Accounting estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expense, assets and liabilities. The significant estimates and judgements made by management were consistent with those applied to the consolidated financial statements for the year ended 31 December 2006.

3 Segment reporting

For management purposes the Group is currently organised into four operating divisions – Specialty Products, Surfactants, Chromium, and Pigments (now classified as a discontinued operation). Principal activities are as follows:

Specialty Products – production of rheological and surface chemistry additives;
Surfactants – production of surface active ingredients;
Chromium – production of chromium chemicals.

	Six months ended 30 June 2007			Six months ended 30 June 2006		
	Gross	**Inter-segment**	**External**	Gross	Inter-segment	External
	£million	**£million**	**£million**	£million	£million	£million
Revenue from continuing operations						
Specialty Products	**74.2**	**(0.1)**	**74.1**	76.8	(0.2)	76.6
Surfactants	**24.5**	**-**	**24.5**	24.7	-	24.7
Chromium	**57.2**	**(2.8)**	**54.4**	61.9	(3.0)	58.9
	155.9	**(2.9)**	**153.0**	163.4	(3.2)	160.2

All revenues relate to the sale of goods

3 Segment reporting (continued)

	Six months ended 30 June 2007			Six months ended 30 June 2006		
	Before exceptional items £million	**Exceptional items £million**	**After exceptional items £million**	Before exceptional items £million	Exceptional items £million	After exceptional items £million
Result from continuing operations						
Specialty Products	**15.3**	**-**	**15.3**	11.8	(1.1)	10.7
Surfactants	**0.5**	**-**	**0.5**	0.4	(0.3)	0.1
Chromium	**7.5**	**-**	**7.5**	6.0	0.4	6.4
Central costs	**(3.2)**	**-**	**(3.2)**	(3.1)	-	(3.1)
	20.1	**-**	**20.1**	15.1	(1.0)	14.1
Finance income	**1.2**	**-**	**1.2**	1.1	-	1.1
Finance costs	**(4.1)**	**-**	**4.1**	(4.4)	-	(4.4)
Profit before tax	**17.2**	**-**	**17.2**	11.8	(1.0)	10.8

	Year ended 31 December 2006 **Revenue from continuing operations**			Year ended 31 December 2006 **Result from continuing operations**		
	Gross £million	Inter-segment £million	External £million	Before exceptional items £million	Exceptional items £million	After exceptional items £million
Specialty Products	144.8	(0.3)	144.5	25.0	0.9	25.9
Surfactants	46.1	-	46.1	0.6	(0.3)	0.3
Chromium	116.8	(5.4)	111.4	11.9	1.4	13.3
Central costs	-	-	-	(6.0)	-	(6.0)
	307.7	(5.7)	302.0	31.5	2.0	33.5
Finance income				1.8	-	1.8
Finance costs				(8.5)	-	(8.5)
Profit before tax				24.8	2.0	26.8

4 Finance income

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Continuing operations			
Interest on bank deposits	**0.1**	0.2	0.2
Pension and other post-retirement liabilities			
Expected return on pension scheme assets	**11.4**	13.2	26.2
Interest on pension scheme liabilities	**(10.3)**	(12.3)	(24.5)
	1.1	0.9	1.7
	1.2	1.1	1.9

5 Finance costs

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £ million	2006 Year ended 31 December £million
Continuing operations			
Interest on bank loans	**3.7**	3.9	7.8
Interest on corporation tax payments	**-**	0.1	-
Unwind of discount on provisions	**0.4**	0.4	0.8
	4.1	4.4	8.6

6 Exceptional items

	2007 Six months ended 30 June £ million	2006 Six months ended 30 June £ million	2006 Year ended 31 December £ million
Continuing operations			
Integration at Specialty Products and Surfactants	-	(1.7)	(1.7)
Curtailment gains on pension schemes	-	0.7	2.7
Release of prior year restructuring provision	-	-	1.0
	-	(1.0)	2.0
Tax charge on exceptional items	-	-	(0.9)
	-	(1.0)	1.1

7 Discontinued operation

On 11 May 2007, the Group entered into a sale agreement to dispose of its Pigments division. This transaction, which is expected to complete within six months, has been classified as a disposal group held for sale and therefore been presented separately in the balance sheet. The proceeds of disposal are expected to exceed the book value of the related net assets and accordingly no impairment losses have been recognised on the classification of this operation as held for sale. The results of this business are reported within discontinued operations as follows:

	2007 Unaudited Six months ended 30 June £ million	2006 Unaudited Six months ended 30 June £ million	2006 Unaudited Year ended 31 December £ million
Income statement:			
Revenue	**44.7**	50.7	93.9
Cost of sales	**(34.3)**	(39.0)	(71.6)
Gross profit	**10.4**	11.7	22.3
Distribution costs	**(4.5)**	(4.7)	(9.1)
Administrative expenses	**(3.2)**	(3.0)	(6.1)
Operating profit before exceptional items	**2.7**	3.0	6.1
Exceptional items	-	1.0	1.0
Finance costs	**(0.3)**	(0.4)	(0.8)
Profit before tax	**2.4**	3.6	6.3
Tax	**(0.1)**	(0.1)	(0.5)
Post tax profit for the period from discontinued operation	**2.3**	3.5	5.8
Earnings per share from discontinued operations:			
Basic (pence)	**0.5**	0.8	1.2
Diluted (pence)	**0.5**	0.8	1.2

The major classes of assets and liabilities of the Pigments division classified as held for sale are as follows:

	2007 Unaudited 30 June £ million
Goodwill and other intangible assets	**2.4**
Property, plant and equipment	**24.4**
Investments	**0.5**
Inventories	**18.5**
Trade and other receivables	**19.1**
Total assets classified as held for sale	**64.9**
Trade and other payables	**(10.8)**
Provisions	**(3.7)**
Total liabilities associated with assets classified as held for sale	**(14.5)**

8 Tax

The tax charge on profit before exceptional items from continuing operations of £0.9 million (2006: £0.1 million) is based on an estimated effective tax rate on profit before exceptional items for the year to 31 December 2006 of 5.0 per cent (2006: 1.3 per cent). The rate is lower than the standard UK corporation tax rate primarily due to the amortisation of goodwill in the US for tax purposes. The tax charge on profit from the discontinued operation was £0.1 million (2006: £0.1 million).

9 Earnings per share

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Earnings for the purposes of basic earnings per share	**18.6**	14.1	31.6
Exceptional items net of tax	**-**	-	(1.7)
Adjusted earnings	**18.6**	14.1	29.9

	Number(m)	Number(m)	Number(m)
Weighted average number of shares for the purposes of basic earnings per share	**442.9**	435.5	439.4
Effect of dilutive share options	**3.3**	11.0	7.4
Weighted average number of shares for the purposes of diluted earnings per share	**446.2**	446.5	446.8

The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of the parent is based on the following:

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Profit for the period attributable to equity holders of the parent	**18.6**	14.1	31.6
Profit for the period from discontinued operations	**(2.3)**	(3.5)	(5.8)
Profit from continuing operations	**16.3**	0.6	25.8
Exceptional items from continuing operations before minority interests	**-**	1.0	(1.1)
Adjusted earnings from continuing operations	**16.3**	11.6	24.7

Earnings per share:	**2007 Six months ended 30 June pence**	2006 Six months ended 30 June pence	2006 Year ended 31 December pence
From continuing and discontinuing operations:			
Basic	**4.2**	3.2	7.1
Diluted	**4.2**	3.2	7.0
Basic before exceptional items	**4.2**	3.2	6.8
Diluted before exceptional items	**4.2**	3.2	6.7
From continuing operations:			
Basic	**3.7**	2.4	5.9
Diluted	**3.7**	2.4	5.8
Basic before exceptional items	**3.7**	2.7	5.6
Diluted before exceptional items	**3.7**	2.6	5.5

10 Dividends

The following dividends were declared and paid by the Group:

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Dividends paid on ordinary shares	**5.3**	4.8	10.1

An interim dividend of 1.3 pence per share (2006: 1.2 pence) has been approved and will be paid on 5 October 2007 to shareholders on the register at 7 September 2007.

11 Movement in net borrowings

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Change in net borrowings resulting from cash flows			
Increase in cash and cash equivalents	**3.1**	10.7	5.8
Decrease/(increase) in borrowings	**9.9**	(25.4)	(17.9)
	13.0	(14.7)	(12.1)
Redeemable B shares	**-**	-	2.1
Currency translation differences	**1.9**	4.4	8.8
Decrease/(increase) in net borrowings	**14.9**	(10.3)	(1.2)
Net borrowings at beginning of period	**(100.6)**	(99.4)	(99.4)
Net borrowings at end of period	**(85.7)**	(109.7)	(100.6)

12 Changes in equity

	2007 Six months ended 30 June £million	2006 Six months ended 30 June £million	2006 Year ended 31 December £million
Total recognised income and expense for the period	**14.8**	3.0	19.1
Purchase of own shares	**(0.6)**	(1.9)	(2.4)
Issue of shares	**1.6**	0.9	2.0
Share based payments	**0.5**	0.4	0.9
Dividends paid	**(5.3)**	(4.8)	(10.1)
Net increase/(decrease) in equity attributable to the parent	**11.0**	(2.4)	9.5
At beginning of period	**199.3**	189.8	189.8
At end of period	**210.3**	187.4	199.3

END